SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 29, 2021 announcing that Ferroglobe Engages with the European Works Council on Proposals to Optimize Its Asset Footprint and Enhance Competitiveness in Europe

Ferroglobe Engages with the European Works Council on Proposals to Optimize Its Asset Footprint and Enhance Competitiveness in Europe

LONDON, Mar. 29, 2021 (GLOBE NEWSWIRE) — Ferroglobe PLC (Nasdaq:GSM) (the “Company”), one of the world’s leading producers of silicon metal, silicon-based alloys and manganese-based specialty alloys, announced today that it has engaged with the European Works Council (“EWC”) to discuss details of proposals for an asset optimization program designed to safeguard its long-term future in Europe.  Through this process, the Company is seeking to reduce or cease production at some of its sites in Europe.

Through a broader strategic turnaround plan, Ferroglobe seeks to enhance its financial position and overall competitiveness and ensuring the optimal asset footprint is a critical pillar driving this strategy.  During the meeting, which marked the official start of the workers council consultation process with the EWC, Ferroglobe shared initial proposals about its strategic plan. This plan is focused on several areas for improvement, including:

●	Adjusting our asset footprint to align production capacities and demand by focusing on the most technically advanced, operationally flexible and financially competitive sites;
●	Focusing on the sites which support the broader commercial strategy and shift in product mix;
●	Deploying resources at sites which provide significant opportunity to make further production cost improvements to ensure competitiveness through the cycle; and
●	Trimming down costs with further efficiency and reduction in overhead.

The planned adjustment of production capacity is a further step to adjust our fixed cost structure and is a continuation of similar actions that have recently been taken in the United States and Norway to curtail or permanently stop production.  While we are scaling back our overall production capacity, this effort ensures greater utilization at our remaining assets, which contributes to the improved production costs.  The future asset footprint ensures sufficient capacity to serve expected demand levels, and meet our customer’s specific needs.

Marco Levi, Ferroglobe’s Chief Executive Officer commented, “The commencement of our discussion with the European Works Council comes after months of in-depth analysis and deliberation around the optimal asset footprint for Ferroglobe to provide profitability and competitiveness through the cycle.  Potential adjustment to our production, subject to a social procedure with the EWC, supports our objective of bolstering our overall cost position and ability to service customers more competitively across Europe.” Dr. Levi added, “In order to turn around Ferroglobe, we have to take some actions that are difficult, yet necessary. Our financial performance over the past few years highlights the need for change and the actions we are proposing are critical steps in turning around the Company, both operationally and financially. We are confident that the proposed actions will make our business stronger and secure a successful future for our platform in Europe.”

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward- looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)